

私密文件

交通银行
BANK OF COMMUNICATIONS
青岛分行



Qingdao China Partners Investment Advisory Ltd.

Geo Genesis Group

交通银行股份有限公司青岛分行

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Geo Genesis Group 中国公司

战略合作备忘录

甲方：交通银行股份有限公司青岛分行

负责人：陆涛

地址：青岛市中山路 6 号

联系人： 孙响波

联系方式：0086-532-82967888-11085

乙方：青岛中合信投资顾问有限公司（Geo Genesis Group 中国全资子公司）

法定代表人：刘佳生

地址：青岛市宁夏路 288 号市南软件园 7 号楼 10 楼

联系人：张瑜

联系方式：0086-532-85710050 转 810

绪言

Geo Genesis Group Ltd.（以下简称“GGG 集团公司”）是一家专业从事战略管理顾问和私募投融资业务的跨国集团公司。通过其在全球各地的下属机构和联盟网络，Geo Genesis Group 致力于发展中国家，特别是中国大陆业务的拓展。Geo Genesis Group 中国公司——青岛中合信投资顾问有限公司（以下简称“GGG 中国公司”）是集团公司在中国建立的第一家全资子公司，全面负责集团在华业务。

交通银行始建于 1908 年，是中国早期四大银行之一，也是中国早期的发钞行之一。1987 年 4 月 1 日，经国务院批准重新组建，成为我国第一家全国性股份制商业银行和中央直属的重点金融企业，总行设在上海。交通银行青岛分行成立于 1988 年 2 月，是交通银行 7 个直属分行之一，在青岛市拥有 53 家股东。经过不到 20 年的发展，交通银行青岛分行已经发展成为拥有 17 个支行 58 个营业网点，1000 名余名干部员工的金融机构。

为了开拓市场空间，发挥各自优势，为客户提供更加全面的金融服务，双方代表就业务合作机会进行了多次接洽、互相了解和意见交换，并已就合作框架达成共识。本战略合作备忘录阐明了双方合作的基本框架。根据中国法律订立本合作备忘录。

基本合作框架

交通银行股份有限公司青岛分行和 GGG 中国公司（以下简称"甲方、乙方"）战略合作的基本框架如下。

一、 原则

双方将在互信互利的基础上执行本备忘录下的合作内容。相互尊重彼此的工作，建立互信、高效的战略合作关系。

二、 业务沟通

双方同意通过经常的交流和沟通保持业务联系，以便共同讨论、挖掘和发展合作机会。

三、 资产托管

（1）根据战略合作备忘录，乙方与新华锦集团拟成立一个合资的产业创业投资公司。乙方将首选甲方作为该拟成立的产业创业投资公司的资产托管行，具体托管办法另行商定，并在另行签订的合约中阐明。

（2）如可行，乙方及其母公司将同时首选甲方作为旗下 China Partners Private Equity Ltd.（CPPEL）和 China Partners Properties Ltd.（CPPL）两个投资公司的资产托管行，具体托管办法将另行商定，并在另行签订的合约中阐明。

CPPEL 和 CPPL 是 GGG 集团公司于 2007 年在百慕大成立了的两个对华专项投资公司，分别投资于拟上市的中国中小企业和房地产行业。

（3）乙方及其母公司后续成立的拟投资中国企业的投资资金优先选择甲方作为托管行。

四、 财务顾问服务

甲方将与乙方携手，为客户提供企业改制、重组、收购兼并、上市融资等企业财务顾问服务。乙方将专注于甲方现有的正在发展中的中小企业客户的企业直接融资及上市融资安排。乙方优先向其客户推荐甲方的各类金融服务，必要的情况下应协助甲方开展对该客户的金融服务营销。由甲方推荐的通过乙方进行直接融资客户，客户募集的资金优先存放在甲方。

五、 "股权+债权"（equity & debt）的混合式融资服务

甲方与乙方及其母公司旗下投资公司合作，有针对性地选择符合投资标准的企业，为其提供"股权+债权"的混合式融资服务。甲方运用多种融资手段提供例如贷款、信托、金融租赁等方式的贸易融资、项目融资、内保外贷过桥融资等债权融资服务；乙方主要提供如上市前直接投融资、企业上市融资服务、引进战略投资者等权益资本融资服务。

六、 协助业务联系

根据需要，甲方将协助乙方及其母公司与甲方总部系统内其他分行间开展业务联系，如上海、香港等分行；同时，根据需要，乙方将积极协助甲方与英美及其他国际投资银行和基金建立业务关系并开展业务合作，共同为优质客户提供融资和上市财务顾问服务。

七、 其他条款

（1）本备忘录所涉及的业务合作必须在符合国家法律法规、监管政策及双方内部管理规定的前提下进行，并且针对具体的合作项目，双方须另行签署协议，明确各自的权利义务。

（2）本备忘录适用中国法律，本协议项下一切纠纷提交甲方所在地人民法院解决。

（3）本备忘录自双方签字盖章之日起生效，一式两份，双方各执一份，具有同等法律效力。

Geo Genesis Group 中国公司
青岛中合信投资顾问有限公司
法定代表人签章

交通银行股份有限公司
青岛分行
负责人（授权代表人）签章

陆涛

日期：2008年4月8日   日期：2008年4月8日